Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton to present at Enercom's Oil and Gas Conference

    CALGARY, Aug. 15 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to announce that Ernie Sapieha, President & CEO, will present at 1:30 pm MDT (3:30 pm EDT) on Wednesday, August 16, at Enercom's Oil and Gas
Conference being held in Denver, Colorado.
    Links to the webcast and presentation slides will be available at the start of the presentation on Compton's website, www.comptonpetroleum.com.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, or C.M. King, Manager, Investor Relations, Telephone: (403)
237-9400, Fax (403) 237-9410; Website: www.comptonpetroleum.com; Email:
investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 17:16e 15-AUG-06